Exhibit 99.1

ZK International Receives Nasdaq Notice Regarding Minimum Bid Requirements

WENZHOU, China, Oct. 19, 2022 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company") today announced that the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), dated Oct. 13, 2022, notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) (the “Rule”) because the bid price of the Company’s ordinary shares fail to maintain a minimum bid price of US$1.00 per share for the last 30 consecutive business days from August 31, 2022 to October 12, 2022.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until April 11, 2023, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company's ordinary share is US$1.00 per share or higher for a minimum of ten consecutive trading days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. In the event that the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for additional time.

The Company intends to monitor the closing bid price of its ordinary shares between now and April 11, 2023 and intends to consider available options to cure the deficiency and regain compliance with the Rule’s minimum bid price requirement within the prescribed grace period. The Company’s ordinary share will continue to be listed and trade on the Nasdaq Capital Market during this period, unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN's core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

In March of 2021, ZKIN announced the formation of its new wholly owned subsidiary, xSigma Entertainment Limited. It was established as part of ZK's integrated network of companies focused on developing and investing in innovative software technology platforms. xSigma Entertainment's mandate is to acquire assets in the high-growth US gaming market. xSigma Entertainment aims to increase shareholder value by targeting and investing in early-stage online gambling businesses that are poised for exponential growth and exits.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Di Chen

Cell Number: +86 15057357883

Email: super.di@live.cn